SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 11-K

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the fiscal year ended NOVEMBER 30, 1996

                        COMMISSION FILE NO.: 1-6018

      A. FULL TITLE OF THE PLAN:

                  Retirement Savings Plan for Employees of
                    Tokheim Corporation and Subsidiaries

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE
         PLAN AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:

                            Tokheim Corporation
                           10501 Corporate Drive
                         Fort Wayne, Indiana 46845
                               (219) 470-4600


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Retirement Savings Plan for
                                          the Employees of Tokheim
                                          Corporation and Subsidiaries

DATE:   May 29, 1997                BY:   /s/ JOHN M. TOMLINSON
       ---------------                    ------------------------
                                          Vice President and Chief
                                          Financial Officer




                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
            ----------------------------------------------------
                  Report on Audit of Financial Statements
            For the years ended November 30, 1996,1995, and 1994





                       INDEX OF FINANCIAL STATEMENTS
                         AND SUPPLEMENTAL SCHEDULES

                                                                    PAGE
                                                                   NUMBER
                                                                   ------
INDEX OF FINANCIAL STATEMENTS                                         1

REPORT OF INDEPENDENT ACCOUNTANTS                                     2

FINANCIAL STATEMENTS:

      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN
         BENEFITS AS OF NOVEMBER 30, 1996 AND 1995                    3

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
         FOR PLAN BENEFITS FOR THE YEARS ENDED
         NOVEMBER 30, 1996, 1995, AND 1994                            4

      NOTES TO FINANCIAL STATEMENTS                                   5

SUPPLEMENTAL SCHEDULES:

      ITEM 27A - ASSETS HELD FOR INVESTMENT
         PURPOSES AS OF NOVEMBER 30, 1996                            14

      ITEM 27D - REPORTABLE TRANSACTIONS
         FOR THE YEAR ENDED NOVEMBER 30, 1996                        16






                    TOKHEIM CORPORATION AND SUBSIDIARIES
                      CONSENTS OF EXPERTS AND COUNSEL
                             NOVEMBER 30, 1996

                     CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Tokheim Corporation on Form S-8 (File No. 1-6018) of our report dated May 21, 1997, on our audits of the financial statements and financial statement schedules of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries as of November 30, 1996 and 1995, and for the years ended November 30, 1996, 1995, and 1994, which report is included in this Annual Report on Form 11-K.

COOPERS & LYBRAND, L.L.P.

Fort Wayne, Indiana
May 29, 1997





                       REPORT OF INDEPENDENT ACCOUNTANTS

To:   The Participants and Employee Benefits Committee of the
      Retirement Savings Plan for Employees of Tokheim
      Corporation and Subsidiaries.

We have audited the accompanying statement of net assets available for plan benefits of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries (the Plan) as of November 30, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for each of the three years in the period ended November 30, 1996. These financial statements are the responsibility of the Plan's Administrator (the Company). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of November 30, 1996 and 1995, and the changes in net assets available for plan benefits for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.

COOPERS & LYBRAND, L.L.P.

Fort Wayne, Indiana
May 21, 1997



                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      As of November 30, 1996 and 1995


ASSETS                                            1996          1995
                                              ------------- -------------

Cash                                       $        74,311        38,256
Receivables:
    Contributions:
       Participants                                 71,648        75,132
       Employer                                      4,141        11,326
    Dividends                                        1,334         1,125
                                              ------------- -------------
                                                   151,434       125,839
Investments, at fair value:
    Loans to participants                          736,272       478,852
    Tokheim Corporation Common Stock             2,071,017     1,570,335
    Tokheim Corporation Convertible
       Preferred Stock                          19,829,000    20,215,574
    Marketable securities and other              9,284,108     6,947,913
                                              ------------- -------------
                                                31,920,397    29,212,674
Guaranteed investment contracts,
    at contract value                            7,330,339     6,905,651
                                              ------------- -------------

       Total Investments                        39,250,736    36,118,325
                                              ------------- -------------

       Total Assets                        $    39,402,170    36,244,164
                                              ============= =============

LIABILITIES

Notes payable                              $    11,995,279    14,575,903
Interest payable                                     4,141        11,323
                                              ------------- -------------

       Total Liabilities                        11,999,420    14,587,226
                                              ------------- -------------

Net assets available for plan benefits     $    27,402,750    21,656,938
                                              ============= =============

The accompanying notes are an integral part of the financial statements.




                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
           For the years ended November 30, 1996, 1995, and 1994


                                        1996            1995         1994
                                    -------------    -----------   ----------
Additions:
     Participates'
        contributions              $     2,190,804     2,092,614   1,960,789
     Employer contributions              2,474,401     2,284,188   1,547,149
     Interest income                       615,583       623,060     608,562
     Dividend income                     1,700,090     1,749,073   1,803,610
     Net appreciation
        (depreciation) in fair
        value of investments             1,729,576       456,121   (929,842)
     Transfers from other plans            284,119       181,936     101,643
                                     --------------  ------------ -----------
                                         8,994,573     7,386,992   5,091,911

Deductions:
     Withdrawal and
        termination
        distributions                    2,197,068     1,936,427   2,552,504
     Interest expense                    1,051,693     1,268,357   1,277,660
                                     --------------  ------------ -----------
                                         3,248,761     3,204,784   3,830,164

        Net increase                     5,745,812     4,182,208   1,261,747

Net assets available
     for plan benefits
     beginning of year                  21,656,938    17,474,730  16,212,984
                                     --------------  ------------ -----------

Net assets available
     for plan benefits,
     end of year                   $    27,402,750    21,656,938  17,474,731
                                     ==============  ============ ===========


The accompanying notes are an integral part of the financial statements.





                       NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT TRANSACTIONS AND VALUATIONS - Purchases and sales of securities are accounted for as of the trade date. Gains and losses realized upon the sale of securities are calculated by the average-cost method. Investments are carried at fair values based upon published market quotations, if available, and, if not available, upon amounts estimated by the Trustee to be realizable by comparison with securities having similar ratings, yields and maturities. Investments in the Fixed Fund, which are comprised primarily of guaranteed investment contracts, are carried at contract value, which approximates market value. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. See Note 3 regarding the valuation of preferred stock.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains (losses), and the unrealized appreciation (depreciation) of investments.

ADMINISTRATIVE EXPENSES - Costs of administering the Plan are borne by the Company.

USE OF ESTIMATES - The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES AND INVESTMENT CONCENTRATIONS - The Plan provides for various investment options by the participants in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' balances and the amounts reported in the statement of net assets available for plan benefits. The Company makes base allocations and matching contributions to the participants in either Company common or preferred stock. Approximately 44% of plan investment is concentrated in Tokheim Corporation common and preferred stock.

2. DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

PARTICIPANT CONTRIBUTIONS - Participants may elect to contribute 1% to 11% (in increments of 1%) of their salary to the Plan, as a before-tax contribution. Contributions are paid to the Trustee as each payroll is processed and are allocated to each participant's before-tax contribution account as of the end of the quarter. Participants may elect to have their contributions invested in increments of 5% in any one or more of the investment funds.

COMPANY CONTRIBUTIONS - The Plan provides a retirement contribution of 1.5% of salary to all participants in the Plan and a matching contribution with a minimum of two-thirds of the first 6% of employee before-tax contributions that can increase to 150% of the first 6% of employee contributions depending on the performance (as defined by the Plan) of the Company. In addition, the Company is required to allocate to participants' accounts any excess benefit which may result when the value of shares released is greater than the benefit to be provided by the matching and retirement contributions.

Preferred and common Employee Stock Ownership Plan (ESOP) shares are released as principal and interest payments are made on the notes payable (described in Note 4). At November 30, 1996, 431,050 preferred shares and 127,495 common shares had been released and allocated to participants' accounts, and 362,110 preferred shares and 10,150 common shares remained encumbered.

Retirement and matching contributions are invested in preferred and common stock of the Company and are allocated to each participant's account as of the end of each quarter.

CONTRIBUTION LIMITATIONS - The Plan Agreement provides certain limitations on the amount of annual additions that can be made to participants accounts and the amount of Company contributions in any Plan year. Participants should refer to the Plan agreement for a more complete description of limitations on contributions.

INVESTMENT FUNDS - Following are descriptions of the investment funds into which participants may elect to have their contributions invested:

Company Stock Fund - is invested in the common stock of Tokheim
Corporation.

Equity Fund - is invested primarily in a mutual fund or funds that invest in a diversified portfolio of common stocks of publicly owned corporations.

Fixed Fund - is invested in guaranteed investment contracts (GICs) or in a collective income fund which invests in GICs and similar investments.

Money Market Fund - is invested in high quality money market instruments.

Balanced Fund - is invested primarily in a mutual fund or funds that invest in a combination of common stocks, fixed income investments, certificates of deposit, and GICs.

VESTING - Participants are fully vested at all times and have a nonforfeitable interest in their contributions and the Company matching contributions. The 1.5% retirement contribution has a vesting period requirement of five years.

WITHDRAWALS - Upon termination of employment by reason of retirement, death, disability, or for any other reason, a participant, or the beneficiary in the case of death, is entitled to receive his/her interest in each investment fund (which consists of the participant's balance in the before-tax contribution account, after-tax contribution account, and vested employer contribution account), including any realized and/or unrealized gains and losses, payable as of the valuation date coincident with or next preceding the date of termination of employment plus any amounts credited to the participant's accounts subsequent to such valuation date. Such distributions are made in a lump sum as soon as is practicable after termination of employment.

The Plan Agreement also provides for in-service withdrawals, in the case of financial hardship, and loans. Participants should refer to the Plan Agreement for a more complete description of the in-service withdrawals.

3. TOKHEIM CONVERTIBLE PREFERRED STOCK

During July, 1989, the Plan Trust borrowed $24,000,000 to purchase 960,000 shares of Tokheim Corporation convertible preferred stock, which was priced at a liquidation value of $25 per share. The dividend rate of the shares is 7.75%. During the current fiscal year, 80,665 shares were allocated to participants at a value of $2,016,625. During the previous year, 517,225 shares were allocated to participants at a value of $12,930,625. In future years approximately 8% of the total amount of shares will be allocated to participants annually.

The conversion rate of preferred stock to common stock is one for one. The preferred stock is held only by the Trustees of the Plan and is not traded on an open market. When shares are redeemed, participants have the option to receive an equivalent value in common stock or cash. The preferred stock is valued at "adequate consideration" as determined by the Trustee on the basis of an independent appraisal pursuant to section 3(18) of Employee Retirement Income Security Act of 1974 (ERISA) and the regulations thereunder. The last day of each plan year is designated to be the ESOP valuation date. An independent appraisal determined the liquidation value to be $25 per share at November 30, 1996. The preferred shares are redeemable at the option of the Company at a price of $25.59 per share in fiscal year 1997, decreasing by $0.20 per share each year thereafter to a redemption price of $25.00 per share in fiscal 2000. The shares are not traded on an open market and, as such, the liquidation value is considered to be the market value. The preferred stock has been used to fund the matching and retirement contributions in the Plan.

4. NOTES PAYABLE

The Trust for the Plan has entered into the following debt agreements to purchase company securities for investment by the participants:

NOTES PAYABLE TO PURCHASE PREFERRED STOCK - The Trust borrowed $24,000,000 in July 1989 at a variable interest rate payable over 12 years. The outstanding principal balance at November 30, 1996, was $11,693,000 at a rate of 7.5%. Quarterly principal payments are $550,000 to $760,000 through 2001 and are payable on the last day of each quarter.

NOTE PAYABLE TO PURCHASE COMMON STOCK - The balance of this note at November 30, 1996, was $303,000 at a rate of 8.5%, which represents the remaining principal payment due in 1997.

The Company has guaranteed both of the above borrowings. Debt payments are funded by dividends received on shares and Company contributions. Aggregate scheduled maturities of the above notes payable during the ensuing five years equal $2,565,810, $2,442,486, $2,636,058, $2,844,972, and $1,505,953,
respectively.

5. PARTICIPANTS

The following table sets forth the number of participants at year end by fund type for fiscal years 1996 and 1995:

                                                    1996        1995
                                                  ------       -----
      Fixed Fund                                     710         770
      Equity Fund                                    540         430
      Common Stock Fund                              139         147
      Money Market Fund                              124         115
      Balanced Fund                                  310         301
      The Common Stock ESOP                        1,258       1,282
      The Preferred Stock ESOP                     1,258       1,282

The total number of participants in the Plan was 1,258 and 1,282 at November 30, 1996 and 1995, respectively. This is less than the sum of the number of participants shown above because many were participating in more than one fund.

6. TAX STATUS

The Company received a tax determination letter from the United States Treasury Department dated February 4, 1994, indicating that the Plan is qualified and that the trust established under the plan constitutes a qualified trust under section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes pursuant to Section 501(a). Under these provisions participants are not subject to tax on amounts contributed by themselves or the Company for their benefit until the amounts are distributed to them.

7. PLAN TERMINATION

The Company has the right, under the plan, to discontinue its contributions and to terminate the plan, although it has not expressed any intention to do so. In the event of termination, the net assets of the trust (after reduction of any expenses or taxes chargeable against the trust) would be allocated among the participants and beneficiaries of the Plan in the order specified by ERISA.

8.  INVESTMENTS

The following Plan investments exceed five percent of the net assets available for benefits at November 30, 1996:

Tokheim Corporation Common Stock                             $ 2,071,017

Tokheim Corporation Convertible
   Preferred Stock                                            19,829,000

Fidelity Growth and Income Fund                                6,372,657

Fidelity Balanced Fund                                         1,834,424

Guaranteed Investment Contracts:
      Allstate Life Insurance Company
        8.54% due May 1, 1997                                  1,816,519
      New York Life Insurance Company
        6.4% due April 30, 1998                                2,758,529
      Life of Virginia Insurance Company
        6.42% due April 30, 1999                               1,866,879

9.  RECONCILIATION TO FORM 5500

As of November 30, 1996 and 1995, $290,155 and $756,306, respectively, is included in the accounts of persons who have elected to withdraw from participation in the plan, but for which disbursement has not yet been made. Form 5500 requires these amounts to be shown differently from the financial statements of the plan as follows:

                                                  1996            1995
                                                  ----            ----
Net assets available for
      plan benefits as stated
      in the financial statements             $27,402,750    $21,656,938
Less benefits payable                             290,155        756,306
                                                  -------        -------
Net assets available for plan
      benefits per Form 5500                  $27,112,595    $20,900,632
                                              ===========    ===========

10.   RECLASSIFICATION

Certain prior year amounts in these financial statements have been reclassified to conform with current year presentation.

11.  RECENT ACCOUNTING PRONOUNCEMENTS

As of December 1, 1995, the Plan adopted Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined Contribution Pension Plans." SOP 94-4 specifies the accounting for investment contracts issued by an insurance enterprise and requires that investment contracts that are not benefit responsive be reported at fair value. The impact of adopting this statement was not significant as contract value approximates fair value for all of the Plan's investment contracts.



                       NOTES TO FINANCIAL STATEMENTS
                                (CONTINUED)

12.  ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN
     NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for Plan benefits at November 30, 1996:

                                                       Company    Money                                   The
                               Fixed       Equity       Stock     Market      Balanced   The Common     Preferred
                                Fund        Fund         Fund      Fund         Fund     Stock ESOP     Stock ESOP     The Plan
                           -------------  ---------  -----------  --------  ----------- ------------- -------------  -----------
Cash                       $     74,311                                                                                   74,311
Receivables
     Contributions
        Participant              29,932      26,987        2,896     2,150        9,683                                   71,648
        Employer                                                                              4,141                        4,141
     Dividends                                                       1,334                                                 1,334
Investments                   8,791,015   6,386,454      835,884   329,513    1,839,208   1,239,462     19,829,200    39,250,736
Notes payable                                                                              (302,680)   (11,692,599)  (11,995,279)
Interest payable                                                                             (4,141)                      (4,141)
                             ----------- -----------    ---------  --------   ----------  ---------   ------------   ------------

Net assets available for
     plan benefits            8,895,258   6,413,441      838,780   332,997    1,848,891     936,782      8,136,601    27,402,750
                             =========== ==========     ========  ========    ==========  ==========   ============   ==========

Changes in net assets available for Plan benefits for the year ended
November 30, 1996:

ADDITIONS
Participants' contributions     956,805      758,002     109,559   61,895       304,543                                 2,190,804
Employer contributions                                                                      519,510      1,954,891      2,474,401
Interest income                 594,858        5,258         671   13,407         1,195          79            115        615,583
Dividend income                               79,344                1,334        76,031                  1,543,381      1,700,090
Net appreciation
     (depreciation) in fair
     value of investments                  1,054,469     201,549                130,591     342,986            (19)     1,729,576
Transfers from
     other plans                 83,835      108,544      15,211   19,269        57,260                                   284,119
                             -----------  -----------  ---------- --------  ------------  ----------    -----------  -------------
                              1,635,498    2,005,617     326,990   95,905       569,620     862,575      3,498,368      8,994,573

Transfers between funds        (576,477)     887,876     (3,872)    8,364      (236,005)     (9,093)       (70,793)

DEDUCTIONS
Withdrawal and
     termination
     distributions              828,565      334,455      96,160   28,429       146,365      62,924        700,170      2,197,068
Interest expense                                                                             32,065      1,019,628      1,051,693
                             -----------  -----------   --------- --------  ------------  ----------   ------------  -------------
                                828,565      334,455      96,160   28,429       146,365      94,989      1,719,798      3,248,761
                             -----------  -----------   --------- --------  ------------  ----------   ------------  -------------

Net additions                   230,456    2,559,038     226,958   75,840       187,250     758,493      1,707,777      5,745,812
Net assets available
     for plan benefits,
     beginning of year        8,664,802    3,854,403     611,822  257,157     1,661,641     178,289      6,428,824     21,656,938
                             -----------  -----------   --------- --------  ------------  ----------   ------------  -------------

Net assets available
     for plan benefits,
     end of year           $  8,895,258    6,413,441     838,780  332,997     1,848,891     936,782      8,136,601     27,402,750
                             ==========   ===========   ========= ========  ============  ==========   ============  =============


                       NOTES TO FINANCIAL STATEMENTS

                                (CONTINUED)


12.  ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN
     NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for Plan benefits at November 30, 1995:

                                                       Company    Money                                   The
                               Fixed       Equity       Stock     Market      Balanced   The Common     Preferred
                                Fund        Fund         Fund      Fund         Fund     Stock ESOP     Stock ESOP     The Plan
                           -------------  ---------  -----------  --------  ----------- ------------- -------------  -----------


Cash                             38,256                                                                                    38,256
Receivables
     Contributions
        Participant              34,500       22,126       4,123    2,644        11,739                                    75,132
        Employer                                                                             11,326                        11,326
     Dividends                                                      1,125                                                   1,125
Investments                   8,592,046    3,832,277     607,699  253,388     1,649,902     964,646     20,218,367     36,118,325
Notes payable                                                                              (786,360)   (13,789,543)   (14,575,903)
Interest payable                                                                            (11,323)                      (11,323)
                           -------------  -----------  --------- --------    ----------    ----------   -------------  -----------

Net assets available
  for plan benefits           8,664,802    3,854,403     611,822  257,157     1,661,641     178,289      6,428,824     21,656,938
                           =============  ===========  ========= ========    ==========    ==========   =============  ==========


Changes in net assets available for Plan benefits for the year ended
November 30, 1995:

ADDITIONS
Participants' contributions   1,005,224      573,534     134,091   55,245       324,520                                 2,092,614
Employer contributions                                                                      530,852      1,753,336      2,284,188
Interest income                 619,116        1,409         459      683           898          47            448        623,060
Dividend income                               96,346               14,785        58,231                  1,579,711      1,749,073
Net appreciation
  (depreciation)
  in fair value of
  investments                   780,556     (148,788)             126,008      (249,050)    (52,605)       456,121
Transfers from
  other plans                    61,590       44,182      10,077   26,611        39,476                                   181,936
                             -----------  ----------   ---------  --------  ------------    ----------  -----------     ----------
                              1,685,930    1,496,027      (4,161)  97,324       549,133     281,849      3,280,890      7,386,992

Transfers between funds         266,955       79,873     (35,649) (66,879)     (174,904)     (5,832)       (63,564)

DEDUCTIONS
Withdrawal and termination
     distributions              721,614      282,899      92,394   18,171       153,767      66,194        601,388      1,936,427
Interest expense                                                                             74,533      1,193,824      1,268,357
                             -----------  ----------   ---------  --------  ------------    --------    -----------     ---------
                                721,614      282,899      92,394   18,171       153,767     140,727      1,795,212      3,204,784
                             -----------  ----------   ---------  --------  ------------    ---------    ----------    ----------

Net additions (deductions)    1,231,271    1,293,001    (132,204)   12,274      220,462     135,290      1,422,114      4,182,208
Net assets available
  for plan benefits,
  beginning of year           7,433,531    2,561,402     744,026  244,883     1,441,179      42,999      5,006,710     17,474,730
                             -----------  ----------   ---------  --------  ------------    --------    -----------  ------------

Net assets available
  for plan benefits,
  end of year                 8,664,802    3,854,403     611,822  257,157     1,661,641     178,289      6,428,824     21,656,938
                             ===========  ==========   =========  ========  ============   ==========    ==========   ===========




                       NOTES TO FINANCIAL STATEMENTS

                                (CONTINUED)



12.  ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES
     IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for Plan benefits at November 30, 1994:

                                                      Company    Money                                      The
                              Fixed       Equity       Stock     Market     Balanced     The Common      Preferred      The
                              Fund         Fund        Fund       Fund        Fund       Stock ESOP      Stock ESOP    Plan
                          -----------    ---------  ---------  ---------  ----------    ------------   --------------  -----
Cash                   $        610          244         99         129         167           101            124        1,474
Receivables
     Contributions
        Participant             983                                                                                       983
        Employer                                                                          16,724             640       17,364
     Dividends                                                      925                                                   925
Investments               7,431,938    2,561,158    743,927     243,829   1,441,012    1,285,578      20,738,450   34,445,892
Notes payable                                                                         (1,242,680)    (15,732,504) (16,975,184)
Interest payable                                                                         (16,724)                     (16,724)
                         -----------  -----------  ---------  ----------  ----------  ------------   ------------  ----------

Net assets available
  for plan benefits       7,433,531    2,561,402    744,026     244,883   1,441,179        42,999       5,006,710  17,474,730
                         ===========  ===========  =========  ==========  ==========  ============   ============  ==========


Changes in net assets available for Plan benefits for the year ended
November 30, 1994:

ADDITIONS
Participants'
  contributions             891,351      515,459    132,764    57,835       363,379                                 1,960,788
Employer contributions                                                                     95,886       1,451,263   1,547,149
Interest income             604,853        1,295        292       227           877          214              804     608,562
Dividend income                          124,215                7,743        54,567                     1,617,085   1,803,610
Net appreciation
 (depreciation)
 in fair value
 of investments                          (62,124)  (269,319)               (114,734)     (453,063)        (30,602)   (929,842)
Transfers from
  other plans                43,825       27,356     16,741     5,510         8,211                                   101,643
                          ----------- ------------ ---------  ----------  ------------ ------------   ------------   ---------
                          1,540,029      606,201   (119,522)   71,315        312,300     (356,963)     3,038,550    5,091,910

Transfers between funds  (2,041,266)    1,085,584    (3,835)  (86,454)     1,141,360      (17,201)       (78,188)

DEDUCTIONS
Withdrawal and termination
     distributions        1,597,213      101,135     76,648     7,290         12,481      156,753        600,984    2,552,504
Interest expense                                                                           95,886      1,180,200    1,276,086
Other expenses                1,574                                                                                     1,574
                          ----------  -----------  --------- ---------     ----------  -----------   ------------   ---------
                          1,598,787      101,135     76,648     7,290         12,481      252,639      1,781,184    3,830,164
                          ----------  -----------  --------- ---------      ---------- ------------   -----------  ----------

Net additions
 (deductions)            (2,100,024)    1,590,650  (200,005)  (22,429)    1,441,179      (626,803)     1,179,178    1,261,746
Net assets
  available for plan
  benefits,
  beginning of year       9,533,555      970,752    944,031   267,312                     669,802      3,827,532   16,212,984
                          ---------      -------   ---------  --------   ----------   ------------   ------------  ----------

Net assets available
  for plan
  benefits, end
  of year               $ 7,433,531    2,561,402    744,026   244,883    1,441,179        42,999      5,006,710    17,474,730
                        ===========   ===========   ========  =======   ==========    ==========   ============   ===========



                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
         Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          As of November 30, 1996

                                       Shares or
                                        Principal                  Fair
              Description                 Amount       Cost        Value
----------------------------------    -------------  --------     ---------

Fixed Fund
Life of Virginia Insurance Co.
Guaranteed Investment Contracts
6.42% due April 30, 1999                   1,866,879  1,866,879    1,866,879

New York Life Insurance Co.
Guaranteed Investment Contracts
6.40% due April 30, 1998                   2,758,529  2,758,529    2,758,529

Allstate Life Insurance Co.
Guaranteed Investment Contracts
8.54% due May 1, 1997                      1,816,519  1,816,519    1,816,519
7.45% due July 31, 1998                      888,412    888,412      888,412

Fort Wayne National Bank
Temporary CD Fund                             88,980     88,980       88,980

American Express Trust
Collective Income Fund                        15,046    592,098      635,424
                                                     -----------  -----------

      Sub-total                                       8,011,417    8,054,743

Equity Fund
Fidelity Growth and Income Fund              203,599  4,952,742    6,372,657
Fort Wayne National Bank
      Temporary CD Fund                       13,797     13,797       13,797
                                                     -----------  -----------

      Sub-total                                       4,966,539    6,386,454

Loan Fund
Loans to Participants, 8.0% to
      11.75%, due December 1, 1997,
      through May 30, 2002                   736,272    736,272      736,272

Company Stock Fund
Tokheim Corporation Common Stock              92,468  1,154,581      832,212
      Fort Wayne National Bank
      Temporary CD Fund                        3,672      3,672        3,672
                                                     -----------  -----------

          Sub-Total                                   1,158,253      835,884
                                                     -----------  -----------



                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
         Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          As of November 30, 1996
                                (continued)

                                    Shares or
                                    Principal                     Fair
              Description             Amount        Cost        Value
------------------------------   ---------------  -----------  --------

Money Market Fund
Federated Money Market Trust            323,297       323,297     323,297
Fort Wayne National Bank
      Temporary CD Fund                   6,216         6,216       6,216
                                                  ------------  ----------

      Sub-total                                       329,513     329,513
                                                  ------------  ----------

Balance Fund
Fidelity Balanced Fund                  127,214     1,684,980   1,834,424
Fort Wayne National Bank
      Temporary CD Fund                   4,784         4,784       4,784
                                                  ------------  ----------

      Sub-total                                     1,689,764   1,839,208
                                                  -----------   ----------

The Common Stock ESOP
Tokheim Corporation Common Stock        137,645     2,517,817   1,238,805
Fort Wayne National Bank
      Temporary CD Fund                     657           657         657
                                                  ------------  ----------

      Sub-total                                     2,518,474   1,239,462
                                                  ------------  ----------

The Preferred Stock ESOP
Tokheim Corporation Convertible
      Preferred Stock                   793,160    19,829,000  19,829,000
Fort Wayne National Bank
      Temporary CD Fund                     200           200         200
                                                  ------------  ----------

      Sub-total                                    19,829,200  19,829,200
                                                  -----------  -----------

Total Investments                                  39,239,432  39,250,736
                                                  ===========  ===========




                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED NOVEMBER 30, 1996

                                                                                                         Current Value
                                                                                                          of Asset on    Net
       Identity of Party                  Description of            Purchase        Selling    Cost of    Transaction   Gains
            Involved                       Transactions               Price         Price       Asset        Date      (Losses)
---------------------------------   -------------------------   ---------------  -----------  ---------   ------------  -------


Single transaction in one security in excess of 5% of current value of plan assets
Lincoln National Life               Guaranteed Investment Contracts
   Insurance Company                8.20% due May 1, 1996                       1,598,515    1,598,515    1,598,515

Life of Virginia                    Guaranteed Investment Contracts
   Insurance Company                6.42% due April 30, 1999        1,800,000                1,800,000    1,800,000


Series of transactions in one security in excess of 5% of current value of plan assets

American Express Trust              Collective Income Fund
   Collective Income Fund           Aggregate of 9 Purchases          536,843                  536,843      536,843
                                    Aggregate of 10 Sales                       1,151,169    1,082,254    1,151,169      68,915

Fidelity Growth and Income          Mutual Stock Fund
   Fund                             Aggregate of 9 Purchases        1,501,347                1,501,347    1,501,347
                                    Aggregate of 1 Sale                            86,540       70,262       86,540      16,278

Fort Wayne National Bank            Certificate of Deposit
                                    Aggregate of 529 Purchases      4,974,398                4,974,398    4,974,398
                                    Aggregate of 129 Sales                      4,889,914    4,889,914    4,889,914
